Exhibit 99.1
NEWS RELEASE

FOR IMMEDIATE RELEASE - August 22, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	PetroKazakhstan Announces Sale to CNPC International Ltd. for Approximately US$4.18 Billion

CALGARY, Alberta - PetroKazakhstan Inc. announced today that they have entered into an Arrangement Agreement whereby a wholly-owned subsidiary of CNPCI will offer US$55.00 per share in cash for all outstanding common shares of PetroKazakhstan. The aggregate value of this transaction is approximately US$4.18 billion. The offer represents a premium of 24.4% based on the weighted average closing price of PetroKazakhstan common shares on the New York Stock Exchange for the twenty previous trading days ending August 19, 2005 and a 21.1% premium to the closing price on August 19, 2005, the most recent date on which the shares traded.

The Agreement has been reviewed by the Special Committee of the Board of Directors of PetroKazakhstan and has been approved by the Boards of Directors of both PetroKazakhstan and CNPCI. The Board of Directors of PetroKazakhstan has recommended that its shareholders accept CNPCI's offer. Goldman Sachs International is acting as financial advisor to PetroKazakhstan.

The transaction is to be carried out by way of a statutory plan of arrangement. The transaction will be subject to the approval of 66⅔% of the votes cast by PetroKazakhstan shareholders at a meeting of shareholders expected to be held in October, 2005. Closing is subject to certain other conditions, including court approvals.

The Agreement contains customary provisions prohibiting PetroKazakhstan from soliciting any other acquisition proposal but allows the Board of Directors of PetroKazakhstan to accept and recommend a superior proposal if it is required to do so to avoid breaching its fiduciary duties and upon payment of a termination fee of US$125 million. Under the Agreement, CNPCI has the right to match any such superior proposal.

The proposed transaction is expected to close in October, 2005.

CNPCI has further agreed to consider a proposal (which is also subject to the approval of the PetroKazakhstan Board), whereby PetroKazakhstan will incorporate a newly formed oil and gas company ("Newco") and capitalize it with approximately US$76 million in cash (representing US$1.00 per PetroKazakhstan common share) to be spun out to PetroKazakhstan shareholders. If CNPCI accepts the proposal, CNPCI will pay PetroKazakhstan shareholders US$54.00 in cash and one share of Newco per PetroKazakhstan common share. A mix and match facility will be created matching, on a proportionate basis, PetroKazakhstan shareholders who elect to receive US$1.00 in cash rather than one Newco share with PetroKazakhstan shareholders who elect to receive additional Newco shares rather than an amount of US$1.00 per additional Newco share. If the new company is created and spun out, Bernard Isautier will act as Chairman of its Board of Directors.

If the Newco proposal is implemented, Newco will be listed on a securities exchange and will seek oil and gas development opportunities in Central Asia (other than Kazakhstan), including with co-venturers having good relationships with one or more Central Asian governments.

The Company will be hosting a conference call to discuss this announcement. The conference call will be held on August 22, 2005 at 11:00 a.m. Eastern time (9:00 a.m. Mountain Time, 4:00 p.m. London time). Those who wish to participate are invited to dial (+1) 416-640-4127. The conference call hosts will be Bernard F. Isautier, President and Chief Executive Officer, Jeffrey D. Auld, Vice-President, Treasurer and Anthony R. Peart, Senior Vice President, General Counsel and Company Secretary.

Those who are unable to participate by telephone may listen to the call via live webcast feed which can be accessed from either PetroKazakhstan's or CNW Group's websites. A recording of the conference call may be listened to in its entirety by calling (+1) 416-640-1917 and specifying the code 21135034#. The recording will be available until August 29, 2005. The archived webcast will be available until September 19, 2005.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. PetroKazakhstan is engaged in the acquisition, exploration, development and production of oil and gas, the refining of crude oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange, in Germany on the Frankfurt Exchange under the symbol PKZ and in Kazakhstan on the Kazakhstan Stock Exchange under the symbol CA_PKZ. PetroKazakhstan's website can be accessed at www.petrokazakhstan.com.

CNPC International Ltd. ("CNPCI") is wholly owned by China National Petroleum Corporation (CNPC).

CNPC is a global leading integrated energy corporation, involved in both upstream and downstream operations, oil and gas field engineering and technical services, and petroleum materials and equipment manufacturing and supply. In 2005, CNPC ranked 10th among the world's top 50 oil companies by US Petroleum Intelligence Weekly based on indices of oil and gas reserves, production, crude processing capacity and sales of refined oil products. The Company's website can be accessed at www.cnpc.com.cn.

CNPC, through CNPCI, invests in the overseas petroleum sector and its oil and gas exploration, development and production operations spread over 21 countries in Asia, Africa, North America and South America, with crude oil production capacity of 35 million tons per year and activities in natural gas production, oil pipelines, refining, petrochemical, oil trading and refined product sales.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

At PetroKazakhstan, for further information please contact:
Ihor P. Wasylkiw Vice President, Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)